SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No ☒

Release |  Lisbon  |  23 January 2013

European Commission’s decision of 23.1.2013

It has come to Portugal Telecom SGPS, S.A. (PT) knowledge that the European Commission adopted a decision condemning the company, together with Telefónica, S.A. (Telefónica) for infringement of article 101 of the TFEU, with reference to an alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of PT’s stake in Brazilian operator Vivo. PT was fined Euro 12,290,000.

The abovementioned decision ends an investigation that began in January 2011 in which the European Commission has had the opportunity to analyse the relationship between both companies since 1996, not having apparently found other reasons worthy of criticism.

With regard to the clause which would contain an alleged indication that both companies would  refrain from competing with each other, PT considers appropriate to clarify that: (i) its content was made public on 1 June 2010, even before the signature of the agreement related to Vivo; (ii) it had neither the object of restricting competition between both companies nor the intent of unlawfully restrict such competition; (iii) PT adopted adequate measures to prevent the production of any effects incompatible with competition rules; (iv) such effects were not produced; (v) and, in order to exclude any doubt in this regard, PT has eliminated the referred provision on 4 February 2011.

PT has not yet been formally notified of the decision of the European Commission. Nevertheless, PT believes that the publicly announced fine is unjustified and inappropriate to any possible unworthiness of its conduct.

PT will consider bringing an action for annulment before the Court of Justice of the European Union once it has the opportunity to examine the full content of the decision and its grounds.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.